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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):
/ / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q  / /Form N-SAR

For Period Ended:  September 30, 2000
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/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
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Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:   Coram Healthcare Corporation
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number):

1125 Seventeenth St., Suite 2100
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City, State and Zip Code:  Denver, CO  80202
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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), then following should be completed. (Check box if appropriate)

/X/      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ /      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date
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         (c) The accountants statement or other exhibit required by Rule
             12b-25(c) has been attached it applicable.

                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the work required with the Chapter 11 bankruptcy proceedings in connection with the filing of a voluntary petition under Chapter 11 of the United States Bankruptcy Code on August 8, 2000 and the various motions and proceedings related thereto, the registrant was unable to complete the financial statements and other information necessary to complete the Form 10-Q within the required timeframe.

         (1) Name and telephone number of person to contact in regard to this notification

Scott R. Danitz, Senior Vice President, Finance  and Chief Accounting Officer                   303-672-8640
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(Name)                                                                         (Area Code)(Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).

                                                    /X/ Yes    / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    /X/ Yes    / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine months ended September 30, 2000, the results of operations will be materially adversely affected by the company's bankruptcy expenses associated with the Chapter 11 bankruptcy proceedings and the write-off of debt issuance costs of approximately $1.8 million and $0.9 million, respectively.


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                          Coram Healthcare Corporation

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 14, 2000               By:  /s/  SCOTT R. DANITZ
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                                         Name:   Scott R. Danitz
                                         Title:  Senior Vice President, Finance
                                                 and Chief Accounting Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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